SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTY-SECOND

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Meeting held over video conferencing. 2. DATE: July 10, 2023 - 8:00 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and VICTÓRIA BARALDI MENDES BATISTA, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors:

I.	considering the abstention from voting of the nominees in relation to their own inclusion in the independence criteria, observed that Messrs. Carlos Biedermann, Fernando Tadeu Perez, Geraldo Corrêa de Lyra Junior, Jacildo Lara Martins, Marcel Martins Malczewski, Marco Antônio Barbosa Cândido and Marco Antonio Bologna meet the criteria for “independent board members”, under the terms of article 140, Paragraph 2, of Law 6,404/1976, article 22 of Law 13,303/2016, and Exhibit K to CVM Resolution 80/2022;
II.	unanimously decided, under the terms of the Company's Bylaws, to appoint Messrs. Jacildo Lara Martins and Geraldo Corrêa de Lyra Junior as Members of the Board of Directors of Copel, until the Extraordinary Shareholders’ Meeting that will be called to recompose the Company's Board of Directors;
III.	unanimously approved the calling of the Extraordinary Shareholders' Meeting to elect members of Copel's Board of Directors and Fiscal Council.
IV.	unanimously approved the proposal for amendment to the Civil Liability Insurance (Director and Officer - D&O) to include additional coverage in the Policy.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO (Secretary); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCO ANTONIO BOLOGNA; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

This is a free English translation of the summary of the minutes of Copel’s 232nd Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book No. 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 10, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.